Exhibit 99.1

RLX Technology Announces Unaudited First Quarter 2025 Financial Results

SHENZHEN, May 16, 2025 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Net revenues were RMB808.3 million (US$111.4 million) in the first quarter of 2025, compared with RMB551.6 million in the same period of 2024.

•	Gross margin was 28.6% in the first quarter of 2025, compared with 25.9% in the same period of 2024.

•	U.S. GAAP net income was RMB222.7 million (US$30.7 million) in the first quarter of 2025, compared with RMB132.6 million in the same period of 2024.

•	Non-GAAP net income[1] was RMB251.1 million (US$34.6 million) in the first quarter of 2025, compared with RMB207.5 million in the same period of 2024.

“We were pleased to deliver impressive results in the first quarter of 2025 amid a challenging macro environment,” commented Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and Chief Executive Officer of RLX Technology. “E-vapor exports from China declined year over year in the first quarter due to bans on disposable products, excise taxes and an evolving regulatory environment, factors that will continue to impact the e-vapor industry as a whole throughout 2025. Stricter regulations are also driving shifts in market dynamics, with a transition to larger-volume e-liquid products emerging as a global trend, reflecting users’ demand for convenient and cost-effective products. As a trusted brand with leading product R&D capabilities, robust inventory management systems, and a diverse global presence, RLX is well-positioned to navigate the ever-changing regulatory landscape and outperform the market, meeting the needs of adult smokers worldwide.”

Mr. Chao Lu, Chief Financial Officer of RLX Technology, added, “Our effective strategy and ongoing international expansion continued to support sustainable, profitable growth in the first quarter, driving a 46.5% year-over-year increase in net revenues to RMB808.3 million. Notably, our non-GAAP income from operations1 also surged to RMB105.8 million thanks to our impactful cost optimization initiatives and operating leverage. While we expect regulatory and market challenges to persist, we remain confident in our ability to consistently propel high-quality business development and enhance shareholder value through strong strategic execution.”

First Quarter 2025 Financial Results

Net revenues were RMB808.3 million (US$111.4 million) in the first quarter of 2025, compared with RMB551.6 million in the same period of 2024. The increase was primarily due to our international expansion.

Gross profit was RMB231.0 million (US$31.8 million) in the first quarter of 2025, compared with RMB142.8 million in the same period of 2024.

Gross margin was 28.6% in the first quarter of 2025, compared with 25.9% in the same period of 2024. The increase was primarily due to a favorable change in the revenue mix and cost optimization initiatives.

Operating expenses were RMB153.5 million (US$21.2 million) in the first quarter of 2025, compared with RMB194.4 million in the same period of 2024. The decrease was primarily due to the fluctuation of share-based compensation expenses. The changes in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees in line with the fluctuations in the Company's share price.

1 Non-GAAP net income and non-GAAP income from operations are non-GAAP financial measures. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Selling expenses were RMB59.0 million (US$8.1 million) in the first quarter of 2025, compared with RMB52.9 million in the same period of 2024, primarily due to an increase in branding expenses, slightly offset by a decrease in salaries, welfare benefits and share-based compensation expenses.

General and administrative expenses were RMB67.5 million (US$9.3 million) in the first quarter of 2025, compared with RMB110.0 million in the same period of 2024, primarily due to a decrease in share-based compensation expenses.

Research and development expenses were RMB27.1 million (US$3.7 million) in the first quarter of 2025, compared with RMB31.5 million in the same period of 2024, primarily due to a decrease in share-based compensation expenses.

U.S. GAAP income from operations was RMB77.4 million (US$10.7 million) in the first quarter of 2025, compared with loss from operations of RMB51.6 million in the same period of 2024.

Non-GAAP income from operations was RMB105.8 million (US$14.6 million) in the first quarter of 2025, compared with RMB23.3 million in the same period of 2024.

Income tax expense was RMB28.2 million (US$3.9 million) in the first quarter of 2025, compared with RMB16.3 million in the same period of 2024.

U.S. GAAP net income was RMB222.7 million (US$30.7 million) in the first quarter of 2025, compared with RMB132.6 million in the same period of 2024.

Non-GAAP net income was RMB251.1 million (US$34.6 million) in the first quarter of 2025, compared with RMB207.5 million in the same period of 2024.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.181 (US$0.025) and RMB0.170 (US$0.023), respectively, in the first quarter of 2025, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.106 and RMB0.101, respectively, in the same period of 2024.

Non-GAAP basic and diluted net income per ADS2 were RMB0.204 (US$0.028) and RMB0.191(US$0.026), respectively, in the first quarter of 2025, compared with non-GAAP basic and diluted net income per ADS of RMB0.166 and RMB0.159, respectively, in the same period of 2024.

Balance Sheet and Cash Flow

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term bank deposits, net and long-term investment securities, net of RMB16,159.6 million (US$2,226.9 million), compared with RMB15,870.8 million as of December 31, 2024. In the first quarter of 2025, net cash generated from operating activities was RMB207.2 million (US$28.5 million).

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 16, 2025 (8:00 PM Beijing/Hong Kong Time on May 16, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	9889875

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 23, 2025, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6142221

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income, non-GAAP operating profit and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP income from operations represents net operating profit excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects, and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in the global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,593,492	4,711,236	649,226
Restricted cash	50,867	159,517	21,982
Short-term bank deposits, net	2,179,886	2,354,329	324,435
Receivables from online payment platforms	4,722	1,754	242
Short-term investments, net	719,755	1,097,481	151,237
Accounts and notes receivable, net	78,484	145,383	20,034
Inventories	142,552	116,495	16,053
Amounts due from related parties	346,132	184,608	25,440
Prepayments and other current assets, net	185,091	223,593	30,812
Total current assets	9,300,981	8,994,396	1,239,461
Non-current assets:
Property, equipment and leasehold improvement, net	50,787	46,783	6,447
Intangible assets, net	52,796	50,290	6,930
Long-term investments, net	8,000	8,330	1,148
Deferred tax assets, net	38,067	38,067	5,246
Right-of-use assets, net	24,110	26,855	3,701
Long-term bank deposits, net	727,448	732,237	100,905
Long-term investment securities, net	6,599,365	7,104,813	979,069
Goodwill	59,581	59,728	8,231
Other non-current assets, net	9,914	11,979	1,650
Total non-current assets	7,570,068	8,079,082	1,113,327
Total assets	16,871,049	17,073,478	2,352,788

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	458,538	396,163	54,593
Contract liabilities	10,610	5,554	765
Salary and welfare benefits payable	73,740	64,829	8,934
Taxes payable	126,154	152,153	20,967
Short-term loan	40,000	60,000	8,268
Accrued expenses and other current liabilities	108,816	105,298	14,510
Amounts due to related parties	27,401	25,347	3,493
Dividend payable	1,144	-	-
Lease liabilities - current portion	11,447	10,303	1,421
Total current liabilities	857,850	819,647	112,951

Non-current liabilities:
Deferred tax liabilities	16,196	16,226	2,236
Lease liabilities - non-current portion	7,050	13,259	1,827
Total non-current liabilities	23,246	29,485	4,063
Total liabilities	881,096	849,132	117,014

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,988,216	16,221,973	2,235,447
Noncontrolling interests	1,737	2,373	327
Total shareholders' equity	15,989,953	16,224,346	2,235,774

Total liabilities and shareholders' equity	16,871,049	17,073,478	2,352,788

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	551,623	813,489	808,300	111,387
Cost of revenues	(327,610)	(516,305)	(477,526)	(65,805)
Excise tax on products	(81,240)	(77,278)	(99,823)	(13,756)
Gross profit	142,773	219,906	230,951	31,826

Operating expenses:
Selling expenses	(52,887)	(45,369)	(58,989)	(8,129)
General and administrative expenses	(109,954)	(153,710)	(67,468)	(9,297)
Research and development expenses	(31,540)	(32,374)	(27,055)	(3,728)
Total operating expenses	(194,381)	(231,453)	(153,512)	(21,154)

(Loss)/income from operations	(51,608)	(11,547)	77,439	10,672

Other income:
Interest income, net	158,858	146,664	135,953	18,735
Investment income	12,776	11,072	8,386	1,156
Others, net	28,943	7,497	29,143	4,016
Income before income tax	148,969	153,686	250,921	34,579
Income tax expense	(16,344)	(26,303)	(28,181)	(3,884)
Net income	132,625	127,383	222,740	30,695
Less: net income attributable to noncontrolling interests	717	5,422	700	96
Net income attributable to RLX Technology Inc.	131,908	121,961	222,040	30,599

Other comprehensive income/(loss):
Foreign currency translation adjustments	12,706	268,079	(15,671)	(2,160)
Unrealized (loss)/income on long-term investment securities	(13)	(8,151)	2,067	285
Total other comprehensive income/(loss)	12,693	259,928	(13,604)	(1,875)
Total comprehensive income	145,318	387,311	209,136	28,820
Less: total comprehensive income attributable to noncontrolling interests	730	5,442	636	88
Total comprehensive income attributable to RLX Technology Inc.	144,588	381,869	208,500	28,732

Net income per ordinary share/ADS
- Basic	0.106	0.100	0.181	0.025
- Diluted	0.101	0.094	0.170	0.023

Weighted average number of ordinary shares/ADSs
- Basic	1,249,317,641	1,225,140,420	1,226,330,482	1,226,330,482
- Diluted	1,301,431,007	1,291,925,422	1,308,811,866	1,308,811,866

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for number of shares and per share data)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
(Loss)/income from operations	(51,608)	(11,547)	77,439	10,672
Add: share-based compensation expenses
Selling expenses	4,603	13,020	3,310	456
General and administrative expenses	66,414	103,894	24,271	3,345
Research and development expenses	3,881	7,210	745	103
Non-GAAP income from operations	23,290	112,577	105,765	14,576

Net income	132,625	127,383	222,740	30,695
Add: share-based compensation expenses
Selling expenses	4,603	13,020	3,310	456
General and administrative expenses	66,414	103,894	24,271	3,345
Research and development expenses	3,881	7,210	745	103
Non-GAAP net income	207,523	251,507	251,066	34,599

Net income attributable to RLX Technology Inc.	131,908	121,961	222,040	30,599
Add: share-based compensation expenses	74,898	124,124	28,326	3,904
Non-GAAP net income attributable to RLX Technology Inc.	206,806	246,085	250,366	34,503

Non-GAAP net income per ordinary share/ADS
- Basic	0.166	0.201	0.204	0.028
- Diluted	0.159	0.190	0.191	0.026
Weighted average number of ordinary shares/ADSs
- Basic	1,249,317,641	1,225,140,420	1,226,330,482	1,226,330,482
- Diluted	1,301,431,007	1,291,925,422	1,308,811,866	1,308,811,866

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash generated from operating activities	4,020	497,011	207,165	28,548
Net cash generated from/(used in) investing activities	420,665	1,901,084	(987,166)	(136,035)
Net cash (used in)/generated from financing activities	(472,885)	(130,366)	14,435	1,989
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	2,903	62,865	(8,040)	(1,107)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(45,297)	2,330,594	(773,606)	(106,605)
Cash, cash equivalents and restricted cash at the beginning of the period	2,420,058	3,313,765	5,644,359	777,813
Cash, cash equivalents and restricted cash at the end of the period	2,374,761	5,644,359	4,870,753	671,208